UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of May , 2007

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________













Form TR-1 with annex. FSA Version 2.1 updated April 2007


TR-1: Notification of Major Interests in Shares



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Spirent Communications plc


2. Reason for notification (yes/no)


An acquisition or disposal of voting rights                   X


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached


An event changing the breakdown of voting rights


Other (please specify):______________


3. Full name of person(s) subject to notification            BlackRock, Inc
obligation:


4. Full name of shareholder(s) (if different from 3):


5. Date of transaction (and date on which the
threshold is crossed or reached if different):               22nd May 2007


6. Date on which issuer notified:                            25th May 2007


7. Threshold(s) that is/are crossed or reached:              Gone above 5%




8: Notified Details

A: Voting rights attached to shares


Class/type of    Situation previous to    Resulting situation after the triggering transaction
shares           the triggering
                 transaction

If possible use  Number of   Number of    Number of   Number of voting rights   Percentage of voting
ISIN code        shares      voting       shares                                rights
                             rights

                                                      Direct       Indirect     Direct       Indirect


  GB0004726096       N/A          N/A         N/A          N/A      44,428,430      N/A         5.04%




B: Financial Instruments


Resulting situation after the triggering transaction


Type of financial    Expiration date      Exercise/ conversion No. of voting rights  Percentage of voting
instrument                                period/date          that may be acquired  rights
                                                               (if the instrument
                                                               exercised/converted)





Total (A+B)


Number of voting rights                              Percentage of voting rights

     44,428,430                                             5.04%




9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:


BlackRock Investment Management (UK) Limited - 44,428,430 (5.04%)


Proxy Voting:


10. Name of proxy holder:


11. Number of voting rights proxy holder will cease to hold:


12. Date on which proxy holder will cease to hold voting rights:




13. Additional information:


14 Contact name:                                       Thomas Hone


15. Contact telephone name:                            020 7743 2098



C:        Additional information


Contact  at  Issuer:  Michael  Anscombe,   Deputy  Company  Secretary,   Spirent
Communications plc

Telephone: 01293 767672


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 29 May, 2007                    By   ____/s/ Michael Anscombe____

                                                    (Signature)*